Filed by Circle Acquisition Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Circle Internet Financial Limited

Concord Acquisition Corp

(Commission File No. 001-39770)

CIRCLE ANNOUNCES FILING OF REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH ITS PROPOSED BUSINESS COMBINATION WITH CONCORD ACQUISITION CORP.

BOSTON, August 6, 2021 /PRNewswire/ -- Circle, a global financial technology firm that provides internet-native payments and treasury infrastructure, today announced the filing of a registration statement on Form S-4 (the “Registration Statement”), with the U.S. Securities and Exchange Commission (SEC).

The Registration Statement contains a preliminary proxy statement and prospectus, in connection with its previously announced proposed business combination with Concord Acquisition Corp (“Concord”) (NYSE: CND), a publicly traded special purpose acquisition company. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Circle and the proposed business combination with Concord.

As previously announced, under the terms of the business combination between Circle and Concord, a new Irish holding company (the “Company”) will acquire both Concord and Circle and become a publicly-traded company, expected to trade on the NYSE under the symbol “CRCL”. The transaction values Circle at an enterprise value of $4.5 billion.

The business combination is supported by $415 million of capital commitments at $10.00 per share, with participation from top-tier institutional investors including Marshall Wace LLP, Fidelity Management & Research Company LLC, Adage Capital Management LP, accounts advised by ARK Investment Management LLC and Third Point. This investment, when combined with the $276 million of cash held in Concord’s trust account (assuming no redemptions) and Circle’s recently closed convertible note financing, will provide Circle with over $1.1 billion in gross proceeds upon close.

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Important Information and Where to Find It

In connection with the proposed transaction, Circle Acquisition Public Limited Company filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement of Concord in connection with Concord’s solicitation of proxies for the vote by Concord’s shareholders with respect to the proposed transaction and a prospectus of Circle. Concord also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement and the proxy statement/prospectus, each which have not yet become effective and the information contained therein is subject to change, together with all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Circle and Concord through the website maintained by the SEC at www.sec.gov or by directing a request to: Concord Acquisition Corp, 477 Madison Avenue, 22nd Floor, New York, NY 10022.

Participants in the Solicitation

Concord, Circle and the Company and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Concord is set forth in Concord’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 20, 2021. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This document includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected proceeds of the Transactions to the combined company, Circle’s anticipated future growth, and Circle and Concord’s ability to consummate the Transactions within the time period expected, or at all. These statements are based on various assumptions and on the current expectations of Concord’s and Circle’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Concord and Circle. These forward looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions; applicable taxes, inflation, interest rates and the regulatory environment in which Circle operates; the outcome of legal proceedings or other disputes to which Circle, Concord and/or the Company is or may become a party; the inability of the parties to consummate the Transactions; the risk that the approval of the stockholders of Concord or Circle for the Transactions is not obtained; failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions; the risk that the consummation of the Transactions disrupt current plans and operations of Circle; the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; the inability to complete the private placement proposed to be consummated in connection with the Transactions; the amount of redemption requests made by Concord’s stockholders; those factors discussed in Concord’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Concord filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Concord, Circle and the Company presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Concord’s and Circle’s expectations, plans or forecasts of future events and views as of the date of this press release. Concord and Circle anticipate that subsequent events and developments will cause their assessments to change. However, while Concord and Circle may elect to update these forward-looking statements at some point in the future, Concord and Circle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Concord’s or Circle’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Concord Acquisition Corp

Concord Acquisition Corp is a special purpose acquisition company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses in the financial services or financial technology industries. It is sponsored by an entity affiliated with Atlas Merchant Capital, an investment firm that offers debt and equity investment strategies, seeking long-term value through differentiated expertise in financial services and credit markets.

Concord raised $276 million in its initial public offering in December 2020 and its units, Class A common stock and warrants are listed on the NYSE under the symbols “CND.U,” “CND,” and “CND WS,” respectively.

About Circle

Circle is a global financial technology firm that enables businesses of all sizes to harness the power of digital currencies and public blockchains for payments, commerce and financial applications worldwide. Circle is the principal operator of USD Coin (USDC), which has become the fastest growing, regulated, fully reserved dollar digital currency. USDC in circulation is greater than $27 billion and has supported over $900 billion in on-chain transactions. Today, Circle's transactional services, business accounts, and platform APIs are giving rise to a new generation of financial services and commerce applications that hold the promise of raising global economic prosperity for all through programmable internet commerce. Additionally, Circle operates SeedInvest, one of the largest equity crowdfunding platforms in the U.S., which is a registered broker dealer.

Learn more at https://circle.com

Contact Information

For Concord	For Circle	Investors
Acquisition Corp.	SutherlandGold for Circle	Mark Roberts
Cosette Gastelu	circle@sutherlandgold.com	Blueshirt Capital Advisors
Copperfield Advisory		investors@circle.com
cosette@copperfield.nyc